UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(441) 294-3309

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

On March 1, 2019, Brookfield Business Partners L.P. (the “Company”) filed a Canadian base shelf prospectus.  In connection therewith, the Company provided certain information to the Canadian securities regulatory authorities, which is set forth in the exhibits filed herewith.  See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:                  March 5, 2019

BROOKFIELD BUSINESS PARTNERS, L.P.,
by its general partner, BROOKFIELD BUSINESS
PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1

The Company’s unaudited condensed pro forma financial statements, comprising (A) the Company’s unaudited pro forma statement of financial position as of September 30, 2018, and (B) the Company’s unaudited pro forma statement of operating results for the nine months ended September 30, 2018 and the year ended December 31, 2017

99.2

The audited combined financial statements of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd. and their subsidiaries (a debtor-in-possession), which comprise the combined balance sheets as of March 31, 2018 and 2017 and the related combined statements of operations and comprehensive loss, of equity (deficit) and of cash flows for the year ended March 31, 2018 and the related notes thereto, together with the report thereon of the independent auditors

99.3

The unaudited combined financial statements of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd. and their subsidiaries (a debtor-in-possession) as of June 30, 2018 and March 31, 2018 and for the three months ended June 30, 2018 and June 30, 2017

99.4

The audited combined financial statements of the Power Solutions Business of Johnson Controls International plc, which comprise the combined statements of financial position as of September 30, 2018 and 2017 and the related combined statements of income, comprehensive income (loss), invested equity and cash flows for the three years in the period ended September 30, 2018, together with the report thereon of the independent auditors

99.5

The unaudited combined financial statements of the Power Solutions Business of Johnson Controls International plc as of December 31, 2018 and September 30, 2018 and for the three months ended December 31, 2018 and 2017